                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                           -------------------------

                                AMENDMENT NO. 2
                                      TO
                                   FORM T-3

                  APPLICATION FOR QUALIFICATION OF INDENTURE
                     UNDER THE TRUST INDENTURE ACT OF 1939

                       Harborside Healthcare Corporation
--------------------------------------------------------------------------------
                               (Name of applicant)


                               One Beacon Street
                          Boston, Massachusetts 02108
--------------------------------------------------------------------------------
                   (Address of principal executive offices)


         Securities to be Issued Under the Indenture to be Qualified:

         Title of Class                                    Amount
  12% Senior Subordinated Discount           Up to an aggregate principal amount
Notes due 2007 (maturing August 1, 2007)           at maturity of $100,285,000
   and related Note Guarantees

Approximate date of proposed public offering: As soon as practicable after this
--------------------------------------------
Application for Qualification becomes effective.

                    Name and address of agent for service:
                    -------------------------------------
                              Stephen L. Guillard
                     President and Chief Executive Officer
                       Harborside Healthcare Corporation
                               One Beacon Street
                          Boston, Massachusetts 02108

                                With copies to:
                                --------------
                           E. Michael Greaney, Esq.
                             Joerg H. Esdorn, Esq.
                          Gibson, Dunn & Crutcher LLP
                                200 Park Avenue
                           New York, New York 10166

         The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

                                    GENERAL

1.       General Information.
         -------------------

         (a) The Applicant, Harborside Healthcare Corporation, is a corporation.

         (b) The Applicant was organized under the laws of the State of Delaware.

2.       Securities Act Exemption Applicable.
         -----------------------------------

         The Applicant intends to offer, upon the terms and subject to the conditions set forth in an Offering Memorandum and Consent Solicitation Statement (the "Offer to Exchange") and an accompanying letter of transmittal and consent (the "Consent and Letter of Transmittal") filed as exhibits hereto, to exchange (the "Exchange Offer"):

                  (1) (a) $100,285,000 principal amount at maturity of its 12% Senior Subordinated Discount Notes due 2007 (the "New Notes") to be issued pursuant to the indenture to be qualified under this Form T-3 (the "New Indenture"), (b) $15,000,000 in cash and (c) 1,854,422 warrants (the "Warrants"), each to purchase one share of the Applicant's Class A Common Stock, par value $0.01 per share, at an exercise price of $0.01 per share, for all the Applicant's outstanding 11% Senior Subordinated Discount Notes due 2008 (the "Old Notes") properly tendered for exchange and not withdrawn; and


                  (2) 618,141 Warrants for all outstanding shares of the Applicant's 13-1/2% Exchangeable Preferred Stock (the "Old Preferred Stock") properly tendered for exchange and not withdrawn.

         The Applicant's obligations under the New Notes will be unconditionally guaranteed by the Applicant's subsidiaries listed in Item 9 below, all of which currently unconditionally guarantee the Applicant's obligations under the Old Notes. In conjunction with the Exchange Offer, the Applicant also intends to conduct a consent solicitation (the "Consent Solicitation"), upon the terms and subject to the conditions set forth in the Offer to Exchange and the Consent and Letter of Transmittal, to solicit consents ("Consents") from registered holders (each a "Holder" and collectively the "Holders") of:

                  (a) Old Notes to certain amendments (the "Proposed Indenture Amendments") to the Indenture pursuant to which the Old Notes were issued, dated as of July 31, 1998, between HH Acquisition Corp., as predecessor to the Applicant, and United States Trust Company of New York, as trustee (the "Existing Trustee"), as amended by the First Supplemental Indenture, dated as of August 11, 1998, among the Applicant, the subsidiaries of the Applicant listed on the signature pages thereto and the Existing Trustee (as so amended, the "Existing Indenture"); and

                  (b) shares of Old Preferred Stock to certain amendments (the "Proposed Certificate Amendments") to the Certificate of Designation of the Company pursuant to which the Old Preferred Stock was issued, dated August 11, 1998 (the "Existing Certificate of Designation").

         No tenders of or Consents with respect to Old Notes or shares of Old Preferred Stock will be accepted before the effective date of this Application for Qualification.


         The Exchange Offer is being made by the Applicant in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), afforded by Section 3(a)(9) thereof. There have not been and there are not to be any sales of New Notes or Warrants by the Applicant or by or through an underwriter at or about the same time as the Exchange Offer. The Applicant will sell 1,854,422 Warrants, along with 15,000 shares of the Applicant's new 13% Convertible Exchangeable Preferred Stock to be authorized at the consummation of the Exchange Offer, pursuant to Section 4(2) of the Securities Act, to Investcorp S.A. (which controls a majority of the voting power of the Applicant), or one or more of its affiliates and/or designees for an aggregate amount of $15,000,000 in cash. No cash payment has been made or will be made by any Holder of Old Notes or Old Preferred
Stock.

         The Applicant has engaged United States Trust Company of New York to act as exchange agent (the "Exchange Agent") in connection with the Exchange Offer and the Consent Solicitation and MacKenzie Partners, Inc. to act as information agent (the "Information Agent") in connection with the Exchange Offer and the Consent Solicitation. The Exchange Agent and the Information Agent will be paid fees of approximately $4,000 and $7,000, respectively, and will be reimbursed for out-of-pocket expenses. The Exchange Agent will assist the Applicant by reviewing documentation submitted by tendering Holders to determine compliance with the requirements of the Exchange Offer and the Consent Solicitation. The Information Agent will assist the Applicant by contacting Holders of Old Notes and Old Preferred Stock to inquire whether they have received the Offer to Exchange, the Consent and Letter of Transmittal and related materials or have any questions concerning such documents (with answers limited to the information contained in the Offer to Exchange and the Consent and Letter of Transmittal).

         Pursuant to a letter agreement dated October 9, 2000 (the "DLJ Agreement"), the Applicant engaged Credit Suisse First Boston Corporation, acting through its affiliate Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), to provide general advice with respect to, and in connection with the terms and timing of, any refinancing transaction with respect to the Old Notes and the Old Preferred Stock. Pursuant to the DLJ Agreement, DLJ has received a fee as consideration for its services under the Agreement, which have included
(1) advising the Applicant with respect to the structuring of the Exchange Offer and the Consent Solicitation and the terms of the New Notes and the Warrants and
(2) assisting in drafting communications to holders of the Old Notes and the Old Preferred Stock setting forth the terms of the Exchange Offer and the Consent Solicitation. DLJ will also be reimbursed for out-of-pocket expenses and is being indemnified against certain liabilities, including liabilities under the federal securities laws.

         None of the Exchange Agent, the Information Agent and DLJ will solicit any tender of or Consent with respect to Old Notes or shares of Old Preferred Stock from a Holder or make any recommendation to any Holder with respect to the Exchange Offer or the Consent Solicitation.

No portion of the fees to be paid or paid to the Exchange Agent, the Information Agent or DLJ is or was contingent on the consummation of the Exchange Offer or the Consent Solicitation. Other than such fees, there has not been and there will not be any consideration that has been or is to be given, directly or indirectly, to any person in connection with the Exchange Offer or the Consent Solicitation. The Applicant has not and will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Old Notes or shares of Old Preferred Stock or deliveries of Consents pursuant to the Exchange Offer or the Consent Solicitation.

                                 AFFILIATIONS

3.   Affiliates.
     ----------

     (a)  Non-Corporate Affiliates
          -------------------------
     The following table lists each affiliate of the Applicant (other than subsidiaries of the Applicant) and sets forth information as of March 15, 2001 regarding each such affiliate's beneficial ownership of the Applicant's voting securities, which consist of Class A Common Stock, Class D Common Stock and Common Stock. As of March 15, 2001, there were 661,332 shares of Class A Common Stock, 20,000 shares of Class D Common Stock and no shares of Common Stock of the Applicant outstanding. Holders of Class A Common Stock and Common Stock are entitled to one vote per share on all matters as to which stockholders may be entitled to vote pursuant to the Delaware General Corporation Law (the "DGCL"). Holders of Class D Common Stock are entitled to 330 votes per share on all matters as to which stockholders may be entitled to vote pursuant to the DGCL.


                                         Class A                      Class D               Percentage
                                         -------                      -------               ----------
                                       Common Stock                 Common Stock             of Voting
                                       ------------                 ------------             ---------
                                     No. of     Percentage       No. of      Percentage     Securities
                                     ------     ----------       ------      ----------     ----------
Name of Affiliate                    Shares       of Class       Shares        of Class          Owned
-----------------                    ------       --------       ------        --------          -----
George Krupp(1).................    196,079          29.6%           --             --%           2.7%
Douglas Krupp(1)................    196,079          29.6%           --             --%           2.7%
Stephen L. Guillard.............    177,688          26.9%           --             --%           2.4%
Damian N. Dell'Anno.............     47,563           7.2%           --             --%           0.7%
Bruce J. Beardsley..............         --            --%           --             --%            --%
William H. Stephan..............        400           0.1%           --             --%             *
Steven V. Raso..................         --            --%           --             --%            --%
Christopher J. O'Brien..........         --            --%           --             --%            --%
Lars C. Haegg...................         --            --%           --             --%            --%
James O. Egan...................         --            --%           --             --%            --%
W. Christian McCollum...........         --            --%           --             --%            --%
Sipco Limited(2)................         --            --%       20,000          100.0%          90.1%
Investcorp S.A(3)...............         --            --%       20,000          100.0%          90.1%
CIP Limited(4)..................         --            --%       18,400           92.0%          76.0%
Ballet Limited(3)...............         --            --%        1,840            9.2%           8.4%
Denary Limited(3)...............         --            --%        1,840            9.2%           8.4%


                                         Class A                      Class D               Percentage
                                         -------                      -------               ----------
                                       Common Stock                 Common Stock             of Voting
                                       ------------                 ------------             ---------
                                     No. of     Percentage       No. of      Percentage     Securities
                                     ------     ----------       ------      ----------     ----------
Name of Affiliate                    Shares       of Class       Shares        of Class          Owned
-----------------                    ------       --------       ------        --------          -----
Gleam Limited(3)...............          --            --%        1,840            9.2%           8.4%
Highlands Limited(3)...........          --            --%        1,840            9.2%           8.4%
Noble Limited(3)...............          --            --%        1,840            9.2%           8.4%
Outrigger Limited(3)...........          --            --%        1,840            9.2%           8.4%
Quill Limited(3)...............          --            --%        1,840            9.2%           8.4%
Radial Limited(3)..............          --            --%        1,840            9.2%           8.4%
Shoreline Limited(3)...........          --            --%        1,840            9.2%           8.4%
Zinnia Limited(3)..............          --            --%        1,840            9.2%           8.4%
Investcorp Investment Equity
     Limited(3)................          --            --%        1,600            8.0%           7.3%

---------------
*   Less than 0.1%


(1) The shares beneficially owned by George Krupp are owned of record by The George Krupp 1994 Family Trust ("GKFT"). The shares beneficially owned by Douglas Krupp are owned of record by The Douglas Krupp 1994 Family Trust ("DKFT"). The trustees of both GKFT and DKFT are Lawrence I. Silverstein, Paul Krupp and M. Gordon Ehrlich (the "Trustees"). The Trustees share control over the power to dispose of the assets of GKFT and DKFT and thus each may be deemed to beneficially own the shares held by GKFT and DKFT; however, each of the Trustees disclaims beneficial ownership of all of such shares.

(2) Sipco Limited may be deemed to control Investcorp S.A. through its ownership of a majority of a company's stock that indirectly owns a majority of Investcorp S.A.'s shares.

(3) Investcorp S.A. does not directly own any stock in the Company. The number of shares shown as owned by Investcorp S.A. includes all of the shares owned by Investcorp Investment Equity Limited. Investcorp S.A. owns no stock in Ballet Limited, Denary Limited, Gleam Limited, Highlands Limited, Noble Limited, Outrigger Limited, Quill Limited, Radial Limited, Shoreline Limited or Zinnia Limited, or in the beneficial owners of these entities. Investcorp S.A. may be deemed to share beneficial ownership of the shares of voting stock of the Company held by these entities because the entities have entered into revocable management services or similar agreements with an affiliate of Investcorp S.A., pursuant to which each such entity has granted such affiliate the authority to direct the voting and disposition of the voting stock owned by such entity for so long as such agreement is in effect.

(4) CIP Limited ("CIP") owns no stock in the Company. CIP indirectly owns less than 0.1% of the stock in each of Ballet Limited, Denary Limited, Gleam Limited, Highlands Limited, Noble Limited, Outrigger Limited, Quill Limited, Radial Limited, Shoreline Limited and Zinnia Limited. CIP may be deemed to share beneficial ownership of the shares of voting stock of the Company held by such entities because CIP acts as a director of such entities and the ultimate beneficial stockholders of each of those entities have granted to CIP revocable proxies in companies that own those entities' stock. None of the ultimate beneficial owners of such entities beneficially owns individually more than 5% of the voting stock of the Company.

     (b)  Subsidiaries.
          ------------

     The following list sets forth all direct and indirect subsidiaries of the Applicant, all of which are wholly owned by the Company or its subsidiaries except for Bowie Center Limited Partnership, 75% of the partnership interests of which are owned by the Company or its subsidiaries:

     1.  Bay Tree Nursing Center Corp.
     2.  Belmont Nursing Center Corp.
     3.  Bowie Center Limited Parnership
     4.  Countryside Care Center Corp.
     5.  Harborside of Cleveland Limited Partnership
     6.  Harborside of Florida Limited Partnership
     7.  Harborside of Ohio Limited Partnership
     8.  Harborside Funding Limited Partnership
     9.  Harborside Health I Corporation
     10. Harborside Healthcare Advisors Limited Partnership
     11. Harborside Healthcare Limited Partnership
     12. Harborside Healthcare Network Limited Partnership
     13. Harborside Homecare Limited Partnership
     14. Harborside New Hampshire Limited Partnership
     15. Harborside Rehabilitation Limited Partnership
     16. Harborside Toledo Corp.
     17. Harborside Toledo Limited Partnership
     18. HHCI Limited Partnership
     19. KHI Corporation
     20. Maryland Harborside Corp.
     21. Oakhurst Manor Nursing Center Corp.
     22. Orchard Ridge Nursing Center Corp.
     23. Riverside Retirement Limited Partnership
     24. Sunset Point Nursing Center Corp.
     25. West Bay Nursing Center Corp.
     26. Harborside Healthcare Baltimore Limited Partnership
     27. Harborside Massachusetts Limited Partnership
     28. Harborside of Dayton Limited Partnership
     29. Harborside Connecticut Limited Partnership
     30. Harborside Rhode Island Limited Partnership
     31. Harborside North Toledo Limited Partnership
     32. Harborside Danbury Limited Partnership
     33. Harborside Acquisition Limited Partnership V
     34. Harborside Acquisition Limited Partnership VI
     35. Harborside Acquisition Limited Partnership VII
     36. Harborside Acquisition Limited Partnership VIII
     37. Harborside Acquisition Limited Partnership IX
     38. Harborside Acquisition Limited Partnership X
     39. Sailors, Inc.
     40. New Jersey Harborside Corp.
     41. Bridgewater Assisted Living Limited Partnership
     42. Harborside Atlantrix Limited Partnership

     The following subsidiaries are direct subsidiaries of the Company:

          Bay Tree Nursing Center Corp.
          Belmont Nursing Center Corp.
          Countryside Care Center Corp.
          KHI Corporation
          Oakhurst Manor Nursing Center Corp.
          Orchard Ridge Nursing Center Corp.
          Sailors, Inc.
          Sunset Point Nursing Center Corp.
          West Bay Nursing Center Corp.

     KHI Corporation, a direct subsidiary of the Company, acts as sole general partner for the following subsidiaries of the Company:

          Harborside Healthcare Advisors Limited Partnership
          Harborside Healthcare Limited Partnership
          Harborside Homecare Limited Partnership


     Harborside Health I Corporation, a direct subsidiary of the Company, acts as sole general partner for the following subsidiaries of the Company:

          Harborside Acquisition Limited Partnership V
          Harborside Acquisition Limited Partnership VI Harborside Acquisition Limited Partnership VII Harborside Acquisition Limited Partnership VIII Harborside Acquisition Limited Partnership IX Harborside Acquisition Limited Partnership X Harborside Atlantrix Limited Partnership
          Harborside Danbury Limited Partnership
          Harborside Connecticut Limited Partnership
          Harborside Healthcare Baltimore Limited Partnership Harborside Healthcare Network Limited Partnership Harborside Massachusetts Limited Partnership Harborside North Toledo Limited Partnership Harborside of Cleveland Limited Partnership Harborside of Dayton Limited Partnership
          Harborside of Florida Limited Partnership
          Harborside of Ohio Limited Partnership
          Harborside Rehabilitation Limited Partnership Harborside Rhode Island Limited Partnership Riverside Retirement Limited Partnership

     Harborside Toledo Corp., a direct subsidiary of the Company, acts as sole general partner for the following subsidiaries of the Company:

          Harborside New Hampshire Limited Partnership
          Harborside Toledo Limited Partnership
          HHCI Limited Partnership

     New Jersey Harborside Corporation, a direct subsidiary of the Company, acts as sole general partner Bridgewater Assisted Living Limited Partnership.

     Maryland Harborside Corp., a direct subsidiary of KHI Corporation, acts as a general partner for Bowie Center Limited Partnership.

     Harborside Healthcare Limited Partnership, a subsidiary whose sole general partner is KHI Corporation, acts as sole general partner for Harborside Funding Limited Partnership.


                            MANAGEMENT AND CONTROL

4.       Directors and Executive Officers.
         --------------------------------

         The following table sets forth the names and complete mailing addresses of and all offices held by all directors and executive officers of the Applicant and all persons chosen to become directors or executive officers.

Name                                          Office
----                                          ------
Stephen L. Guillard (1)...................    President, Director
Damian N. Dell'Anno (1)...................    Executive Vice President, Director
Bruce J. Beardsley (1)....................    Senior Vice President
William H. Stephan (1)....................    Senior Vice President, Director
Steven V. Raso (1)........................    Senior Vice President
John Guida (1)............................    Senior Vice President
Robert Haggerty (1).......................    Senior Vice President
Susan Davis (1)...........................    Senior Vice President
K. Scott Griggs (1).......................    Secretary
Christopher J. O'Brien (2)................    Director
Lars C. Haegg (2).........................    Director
James O. Egan (2).........................    Director
W. Christian McCollum (2).................    Director

---------------

(1) The complete mailing address of this person is c/o Harborside Healthcare Corporation, One Beacon Street, Boston, Massachusetts 02108.

(2) The complete mailing address of this person is c/o Investcorp International Inc., 280 Park Avenue, 37th Floor, New York 10017.

5.       Principal Owners of Voting Securities.
         -------------------------------------

         The following table sets forth the name and complete mailing address of, and the class, amount and percentage of voting securities owned by, each beneficial owner of 10 percent or more of the Applicant's voting securities as of March 15, 2001.

                                                                                         Percentage      Percentage
                                                                                         ----------      ----------
                                                                                         of Voting       of Voting
                                                                                         ---------       ---------
                                                                                         Securities      Securities
                                                                                         ----------      ----------
                                                                                            Owned           Owned
                                                                                            -----           -----
                                                                                          Prior to          After
                                                                                          --------          -----
                                                                                         Exchange         Exchange
                                                                                         --------         --------
Name of Beneficial Owner              Title of Class Owned           Amount Owned           Offer           Offer
------------------------              --------------------           ------------           -----           -----
Investcorp S.A. (1).............   Class D Common Stock, par            20,000              90.1%           90.1%
                                     value $0.01 per share
Sipco Limited (2)...............   Class D Common Stock, par            20,000              90.1%           90.1%
                                     value $0.01 per share
CIP Limited (3).................   Class D Common Stock, par            18,400              76.0%           76.0%
                                     value $0.01 per share

---------------

(1) The complete mailing address of this entity is 37 rue Notre-Dame, Luxembourg. See footnote 3 to the table contained in Item 3(a) hereof.
(2) The complete mailing address of this entity is P.O. Box 1111, West Wind Building, George Town, Grand Cayman, Cayman Islands. See footnote 2 to the table contained in Item 3(a) hereof.
(3) The complete mailing address of this entity is P.O. Box 2197, West Wind Building, George Town, Grand Cayman, Cayman Islands. See footnote 4 to the table contained in Item 3(a) hereof.


         The Applicant is not aware of any other person owning 10 percent or more of the Applicant's voting securities.

                                  UNDERWRITERS

6.       Underwriters.
         ------------

         (a) The following table sets forth (1) the name and complete mailing address of each person who, within three years prior to the date of the filing of this Application for Qualification, acted as an underwriter of any securities of the Applicant which were outstanding on the date of this Application for Qualification and (2) the title of each class of securities underwritten.

Name of Underwriter                               Title of Class of Securities Underwritten
-------------------                               -----------------------------------------
Morgan Stanley & Co. Incorporated (1)........
                                                  (a)  11% Senior Subordinated Discount Notes due 2008, maturing August 1,
                                                        2008

                                                  (b)  13-1/2% Exchangeable Preferred Stock, par value $0.01 per share

Chase Securities Inc. (2)....................     (a)  11% Senior Subordinated Discount Notes due 2008, maturing August 1,
                                                        2008

                                                  (b)  13-1/2% Exchangeable Preferred Stock, par value $0.01 per share

BT Alex. Brown Incorporated (2)..............
                                                  (a)  11% Senior Subordinated Discount Notes due 2008, maturing August 1,
                                                        2008

                                                  (b)  13-1/2% Exchangeable Preferred Stock, par value $0.01 per share

---------------
(1) The complete mailing address of this entity is 1585 Broadway, New York, New York 10036.

(2) The complete mailing address of this entity is c/o Morgan Stanley & Co. Incorporated, 1585 Broadway, New York, New York 10036.

         (b) No person is acting as a principal underwriter of the securities proposed to be offered pursuant to the New Indenture.

                               CAPITAL SECURITIES

7.       Capitalization.
         --------------

         (a) The following tables set forth certain information with respect to each authorized class of securities of the Applicant as of March 15, 2001.

                                  Capital Stock

                                                                                             Number            Number
                                                                                             ------            ------
                                                                                          of Shares         of Shares
                                                                                          ---------         ---------
Title of Class                                                                           Authorized       Outstanding
--------------                                                                           ----------       -----------
Class A Common Stock, par value $0.01 per share...............................            1,200,000           661,332
Class B Common Stock, par value $0.01 per share...............................            6,700,000         5,940,000
Class C Common Stock, par value $0.01 per share...............................            1,580,000         1,304,500
Class D Common Stock, par value $0.01 per share...............................               20,000            20,000
Common Stock, par value $0.01 per share.......................................            9,500,000                --
13-1/2% Exchangeable Preferred Stock, par value $0.01 per share...............              250,000            55,715


                                 Debt Securities

                                                                                 Amount                        Amount
                                                                                 ------                        ------
Title of Class                                                               Authorized                   Outstanding
--------------                                                               ----------                   -----------
11% Senior Subordinated Discount Notes
due 2008 (maturing August 1, 2008)...................            $170,000,000 principal        $170,000,000 principal
                                                                     amount at maturity            amount at maturity
13-1/2% Subordinated Exchange Debentures
due 2010 (maturing August 1, 2010)...................            $250,000,000 principal                            --
                                                                     amount at maturity

         (b) Holders of Class A Common Stock and Common Stock are entitled to one vote per share on all matters as to which stockholders may be entitled to vote pursuant to the DGCL. Holders of Class D Common Stock are entitled to 330 votes per share on all matters as to which stockholders may be entitled to vote pursuant to the DGCL. Holders of Class B Common Stock and Class C Common Stock have no voting rights except as Delaware law may otherwise provide. Pursuant to the Existing Certificate of Designation, the holders of Old Preferred Stock have no voting rights, except as Delaware law may otherwise provide and except that the holders of a majority of the then outstanding Old Preferred Stock, voting separately as a class, will be entitled to elect two additional directors to the Applicant's board of directors in the event that dividends on the Old Preferred Stock are not paid for any six quarterly periods, whether or not consecutive, or upon the occurrence of certain other events, including failure to comply with covenants contained in the Existing Certificate of Designation and failure to pay the mandatory redemption price for the Old Preferred Stock when due. Holders of Old Notes and 13-1/2% Subordinated Exchange Debentures due 2010 have no voting rights.

                              INDENTURE SECURITIES

8.       Analysis of Indenture Provisions.
         --------------------------------

         The New Notes will be subject to the New Indenture among the Applicant, the subsidiaries of the Applicant listed on the signature pages thereto, as guarantors (the "Guarantors"), and United States Trust Company of New York, as trustee (the "Trustee"). The following is a general description of certain provisions of the New Indenture to be qualified, and the description is qualified in its entirety by reference to the form of New Indenture filed as an exhibit hereto. Capitalized terms used below and not defined herein have the same meanings as in the New Indenture.

         (a)      Events of Default; Withholding of Notice. The New Indenture
                  ----------------------------------------
will provide that each of the following constitutes an "Event of Default" with respect to the New Notes:

                  (i) default for 30 days in the payment when due of interest on the New Notes (whether or not prohibited by the subordination provisions of the New Indenture);

                  (ii) default in payment when due of the principal of or premium, if any, on the New Notes (whether or not prohibited by the subordination provisions of the New Indenture);

                  (iii) failure by the Applicant for 30 days after receipt of a notice specifying such failure to comply with certain provisions contained in the New Indenture regarding (A) repurchase of the New Notes at the option of the holders of the New Notes upon a Change of Control, (B) Asset Sales, (C) covenant with respect to Restricted Payments, (D) covenant with respect to the Incurrence of Debt or the Issuance of Preferred Stock or (E) covenant with respect to a Merger, Consolidation or Sale of all or Substantially all Assets;

                  (iv) failure by the Applicant for 60 days after receipt of a notice specifying such failure to comply with any of its other agreements in the New Indenture or the New Notes;

                  (v) the failure by the Applicant or any Restricted Subsidiary that is a Significant Subsidiary to pay any Debt within any applicable grace period after final maturity or acceleration by the holders thereof because of a default if the total amount of such Debt unpaid or accelerated at the time exceeds $15.0 million;

                  (vi) any judgment or decree for the payment of money in excess of $15.0 million (net of any insurance or indemnity payments actually received in respect thereof prior to or within 90 days from the entry thereof, or to be received in respect thereof in the event any appeal thereof shall be unsuccessful) is entered against the Applicant or any Significant Subsidiary that is a Restricted Subsidiary and is not discharged, waived or stayed and either (A) an enforcement proceeding has been commenced by any creditor upon such judgment or decree or (B) there is a period of 90 days following the entry of such judgment or decree during which such judgment or decree is not discharged, waived or the execution thereof stayed;

                  (vii) except as permitted by the New Indenture, any Note Guarantee by a Guarantor that is a Significant Subsidiary shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Note Guarantee; and

                  (viii) certain events of bankruptcy or insolvency with respect to the Applicant or any of its Restricted Subsidiaries that is a Significant Subsidiary.

         The New Indenture will provide that if any event that is or with the passage of time or the giving of notice or both would be an Event of Default (any such event a "Default") occurs and is continuing and is known to the Trustee, the Trustee must mail to each Person in whose name a New Note is registered in the register for the New Notes (each such Person a "Holder") notice of the Default within the earlier of 90 days after it occurs or 30 days after it is known to a trust officer or written notice of it is received by the Trustee. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any New Note, the Trustee may withhold notice if and so long as a committee of its trust officers in good faith determines that withholding notice is in the interests of Holders. In addition, the Applicant is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof actually know of any Default that occurred during the previous year. The

Applicant also is required to deliver to the Trustee, forthwith upon any Senior Officer obtaining actual knowledge of any such Default, written notice of any event which would constitute certain Defaults, their status and what action the Applicant is taking or proposes to take in respect thereof.

         (b)   Authentication and Delivery of Bonds; Application of Proceeds.
               -------------------------------------------------------------
The New Notes will be executed on behalf of the Applicant by one or more of the Chairman, President, Chief Executive Officer, Treasurer, Chief Financial Officer, Executive Vice President, Senior Vice President, Vice President, Assistant Vice President, Secretary, Assistant Secretary or any other officer reasonably acceptable to the Trustee (each an "Officer") of the Applicant. The signature of these Officers on the New Notes may be by facsimile or manual signature in the name and on behalf of the Applicant. A New Note shall not be valid until the Trustee or authenticating agent manually signs the certificate of authentication on the New Note. The signature shall be conclusive evidence that the New Note has been authenticated under the New Indenture.

         Because the New Notes are being issued in exchange for the Old Notes, there will be no proceeds from the issuance of the New Notes.

         (c)   Release or Release and Substitution of Property. The New Notes
               -----------------------------------------------
will be unsecured, senior subordinated obligations of the Applicant and the Guarantors.

         (d)   Satisfaction and Discharge. Upon the request of the Applicant,
               --------------------------
the New Indenture will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the New Notes, as expressly provided for in the New Indenture) and the Trustee, at the expense of the Applicant, will execute proper instruments acknowledging satisfaction and discharge of the New Indenture, any security agreements relating thereto, the New Notes and the Note Guarantees when (1) either (i) all the New Notes theretofore authenticated and delivered (other than destroyed, lost or stolen New Notes that have been replaced or paid and New Notes that have been subject to defeasance under the provisions contained in the New Indenture regarding Legal Defeasance or Covenant Defeasance have been delivered to the Trustee for cancellation or (ii) all New Notes not theretofore delivered to the Trustee for cancellation (A) have become due and payable, (B) will become due and payable at maturity within one year or (C) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and the expense, of the Applicant, and the Applicant has irrevocably deposited or caused to be deposited with the Trustee funds in trust for the purpose in an amount sufficient to pay and discharge the entire Debt on such New Notes not theretofore delivered to the Trustee for cancellation, for principal (and premium, if any, on) and interest on the New Notes to the date of such deposit (in case of New Notes that have become due and payable) or to the Stated Maturity or redemption date, as the case may be; (2) the Applicant has paid or caused to be paid all sums payable under the New Indenture by the Applicant; or (3) the Applicant has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided in the New Indenture relating to the satisfaction and discharge of the New Indenture, the New Notes and the Note Guarantees have been complied with.

         The Applicant may, at its option and at any time, elect to have all of its and any Guarantor's obligations discharged with respect to the outstanding New Notes and any Note

Guarantees, as the case may be ("Legal Defeasance"), and cure all then existing Events of Default, except for (i) the rights of Holders of outstanding New Notes to receive payments in respect of the principal of, premium, if any, and interest on such New Notes when such payments are due from the trust referred to below, (ii) the Applicant's obligations with respect to the New Notes concerning issuing temporary New Notes, registration of New Notes, mutilated, destroyed, lost or stolen New Notes and the maintenance of an office or agency for payment and money for New Note payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Applicant's obligations in connection therewith and (iv) the Legal Defeasance provisions of the New Indenture. In order to exercise Legal Defeasance, (i) the Applicant or the Guarantors must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the New Notes, cash in U.S. dollars, non-callable Government Notes, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding New Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Applicant and the Guarantors must specify whether the New Notes are being defeased to maturity or to a particular redemption date; (ii) the Applicant or the Guarantors shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, (A) the Applicant and the Guarantors have received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the Old Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, subject to customary assumptions and exclusions, the Holders of the outstanding New Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing); (iv) such Legal Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the New Indenture) to which the Applicant or any of its Subsidiaries is a party or by which the Applicant or any of its Subsidiaries is bound; (v) the Applicant or the Guarantors must have delivered to the Trustee an opinion of counsel, subject to customary assumptions and exclusions, to the effect that after the 91st day following the deposit, the trust funds will not be part of any "estate" formed by the bankruptcy or reorganization of the Applicant or subject to the "automatic stay" under the Bankruptcy Code or recoverable as a preferential transfer in a bankruptcy case of the Applicant; (vi) the Applicant or the Guarantors must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Applicant or the Guarantors with the intent of preferring the Holders of New Notes over the other creditors of the Applicant or the Guarantors, as applicable, with the intent of defeating, hindering, delaying or defrauding creditors of the Applicant or the Guarantors, as applicable, or others; and (vii) the Applicant must deliver to the Trustee an Officers' Certificate and an opinion of counsel (which opinion of counsel may be subject to customary assumptions and exclusions), each stating that all conditions precedent relating to the Legal Defeasance have been complied with.

         (e)   Statement as to Compliance. The Applicant and each Guarantor
               --------------------------
will deliver to the Trustee within 120 days after the end of each fiscal year of the Applicant an Officers'

Certificate stating that in the course of the performance by the signers of their duties as Officers of the Applicant they would normally have knowledge of any Default or Event of Default and whether or not the signers know of any Default or Event of Default that occurred during such period. If they do have such knowledge, the certificate will describe the Default or Event of Default, its status and what action the Applicant is taking or proposes to take with respect thereto.

9.   Other Obligors.
     --------------

     The Applicant's payment obligations under each of the New Notes will be jointly and severally guaranteed on a senior subordinated basis by the Guarantors. The following table sets forth the name of each Guarantor. The complete mailing address of each Guarantor is c/o Harborside Healthcare Corporation, One Beacon Street, Boston, Massachusetts 02108.

Name of Guarantor
-----------------
Belmont Nursing Center Corp.
Bridgewater Assisted Living Limited Partnership
Harborside Acquisition Limited Partnership V
Harborside Acquisition Limited Partnership VI
Harborside Acquisition Limited Partnership VII
Harborside Acquisition Limited Partnership VIII
Harborside Acquisition Limited Partnership IX
Harborside Acquisition Limited Partnership X
Harborside Connecticut Limited Partnership
Harborside Danbury Limited Partnership
Harborside Healthcare Network Limited Partnership
Harborside Health I Corporation
Harborside Healthcare Advisors Limited Partnership
Harborside Healthcare Baltimore Limited Partnership
Harborside Healthcare Limited Partnership
Harborside Homecare Limited Partnership
Harborside Massachusetts Limited Partnership
Harborside North Toledo Limited Partnership
Harborside Rehabilitation Limited Partnership
Harborside of Cleveland Limited Partnership
Harborside of Dayton Limited Partnership
Harborside of Florida Limited Partnership
Harborside of Ohio Limited Partnership
Harborside Rhode Island Limited Partnership
Harborside Toledo Corp.
KHI Corporation

Name of Guarantor
-----------------
Maryland Harborside Corp.
New Jersey Harborside Corp.
Oakhurst Manor Nursing Center Corp.
Orchard Ridge Nursing Center Corp.
Riverside Retirement Limited Partnership
Sailors, Inc.


Contents of Application for Qualification.  This Amendment comprises--
-----------------------------------------


         (a)    Pages numbered 1 to 17, consecutively.


         (b) The statement of eligibility and qualification of each trustee under the indenture to be qualified (incorporated by reference herein to the Application for Qualification filed on April 6, 2001).

         (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee:


Exhibit T3A.1.....................       Amended and Restated Certificate of
-------------                            Incorporation of the Applicant,
                                         incorporated herein by reference to
                                         Exhibit 3.1.1 to Amendment No. 1 to the
                                         Applicant's Registration Statement on
                                         Form S-4 filed on October 27, 1998
                                         (Registration No. 333-64679).

Exhibit T3A.2.....................       Certificate of Designation of the
-------------                            Applicant with respect to the
                                         Applicant's 13-1/2% Exchangeable
                                         Preferred Stock, incorporated herein
                                         by reference to Exhibit 3.1.2 to the
                                         Applicant's Registration Statement on
                                         Form S-4 filed on September 29, 1998
                                         (Registration No. 333-64679).

Exhibit T3B.......................       Bylaws of the Applicant, incorporated
-----------                              herein by reference to Exhibit 3.2.2 to
                                         the Applicant's Registration Statement
                                         on Form S-4 filed on May 1, 1998
                                         (Registration No. 333-51633).

Exhibit T3C*......................       Form of New Indenture among the
-----------                              Applicant, the Guarantors and the
                                         Trustee.

Exhibit T3E.1.....................       Offering Memorandum and Consent
-------------                            Solicitation Statement.

Exhibit T3E.2.....................       Consent and Letter of Transmittal.
-------------
Exhibit T3E.3.....................       Letter to Brokers, Dealers, Commercial
-------------                            Banks, Trust Companies and Other
                                         Nominees.

Exhibit T3E.4.....................       Letter to Clients for Use by Brokers,
-------------                            Dealers, Commercial Banks, Trust
                                         Companies and Other Nominees.

Exhibit T3F*......................       Cross reference sheet showing the
-----------                              location in the New Indenture of the
                                         provisions inserted therein pursuant to
                                         Sections 310 through 318(a), inclusive,
                                         of the Trust Indenture Act of 1939,
                                         (included as part of Exhibit T3C).

-------------------------
*........Cross reference sheet filed herewith supersedes cross reference sheet contained in previously filed exhibit. All other exhibits have been previously filed.

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Harborside Healthcare Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this Amendment to the Application for Qualification to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Boston, Commonwealth of Massachusetts, on April 27, 2001.

(SEAL)                                     HARBORSIDE HEALTHCARE CORPORATION


                                           By:  /s/ William H. Stephan
                                                ----------------------
                                                Name:   William H. Stephan
                                                Title:  Senior Vice President
                                                        Chief Financial Officer


Attest: /s/ K. Scott Griggs
        -------------------
        Name:  K. Scott Griggs
        Title: Secretary

                                 EXHIBIT INDEX


Exhibit No.                                            Description
-----------                                            -----------

Exhibit T3A.1.....................       Amended and Restated Certificate of
-------------
                                         Incorporation of the Applicant,
                                         incorporated herein by reference to
                                         Exhibit 3.1.1 to Amendment No. 1 to the
                                         Applicant's Registration Statement on
                                         Form S-4 filed on October 27, 1998
                                         (Registration No. 333-64679).

Exhibit T3A.2.....................       Certificate of Designation of the
-------------
                                         Applicant with respect to the
                                         Applicant's 13-1/2% Exchangeable
                                         Preferred Stock Mandatorily Redeemable
                                         2010, incorporated herein by reference
                                         to Exhibit 3.1.2 to the Applicant's
                                         Registration Statement on Form S-4
                                         filed on September 29, 1998
                                         (Registration No. 333-64679).

Exhibit T3B.......................       Bylaws of the Applicant, incorporated
-----------
                                         herein by reference to Exhibit 3.2.2 to
                                         the Applicant's Registration Statement
                                         on Form S-4 filed on May 1, 1998
                                         (Registration No. 333-51633).

Exhibit T3C*......................       Form of New Indenture among the
-----------
                                         Applicant, the Guarantors and the
                                         Trustee.

Exhibit T3E.1.....................       Offering Memorandum and Consent
-------------
                                         Solicitation Statement.

Exhibit T3E.2.....................       Consent and Letter of Transmittal.
-------------

Exhibit T3E.3.....................       Letter to Brokers, Dealers, Commercial
-------------
                                         Banks, Trust Companies and Other
                                         Nominees.

Exhibit T3E.4.....................       Letter to Clients for Use by Brokers,
-------------
                                         Dealers, Commercial Banks, Trust
                                         Companies and Other Nominees.

Exhibit T3F*......................       Cross reference sheet showing the
-----------

                                         location in the New Indenture of the
                                         provisions inserted therein pursuant to
                                         Sections 310 through 318(a), inclusive,
                                         of the Trust Indenture Act of 1939
                                         (included as part of Exhibit T3C).

_____________________________________

* Cross reference sheet filed herewith supersedes cross reference sheet contained in previously filed exhibit. All other exhibits have been previously filed.